May 16, 2017

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:       Northern Lights Fund Trust, File Nos. 333-122917 and 811-21720

Dear Sir/Madam:

On behalf of Northern Lights Fund Trust, a registered investment company (the “Trust”), we hereby submit, via electronic filing, a preliminary proxy statement related to Ascendant Tactical Yield Fund (the “Fund”), a series of the Trust. The main purpose of this proxy is to solicit shareholder approval for a new subadvisory agreement for the Fund.

If you have any questions or comments related to this filing, please contact Andrew Davalla at 614.469.3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla